Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Spirit Holdings								Predecessor
								Period from	Period from
		Twelve		Pro Forma				June 17,	January 1,
	Nine Months	Months		Twelve Months				2005	2005
	Ended	Ended		Ended	Twelve Months Ended			through	through
	September 30,	December 31,		December 31,	December 31,	December 31,	December 31,	December 29,	June 16,
	2010	2009	Adjustments	2009	2008	2007	2006	2005	2005
	(In millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$220.4	$272.8	$(5.5)	$267.3	$383.9	$419.8	$(71.5)	$(76.6)	N/A
Add: Fixed Charge (from below)	$51.9	$54.0	$5.5	$59.5	$47.0	$46.6	$62.1	$29.4	N/A
Add: Amortization of capitalized interest	$1.5	$2.3	$—	$2.3	$1.5	$1.0	$0.2	$—	N/A
Add: Distributed income of equity investee	$(0.6)	$(0.2)	$—	$(0.2)	$—	$—	$—	$—	N/A
Subtract:
Capitalized interest expense	$8.2	$7.1	$—	$7.1	$5.4	$7.5	$10.3	$3.0	N/A
	$265.0	$321.8	$—	$321.8	$427.0	$459.9	$(19.5)	$(50.2)	N/A
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$40.6	$43.6	$5.5	$49.1	$39.2	$36.8	$50.1	$25.5	N/A
Add: Capitalized interest expense	$8.2	$7.1	$—	$7.1	$5.4	$7.5	$10.3	$3.0	N/A
Add: Portion of rentals representing interest (1/3 Operating Lease Payments)	$3.1	$3.3	$—	$3.3	$2.4	$2.3	$1.7	$0.9	N/A
	$51.9	$54.0	$5.5	$59.5	$47.0	$46.6	$62.1	$29.4	N/A
Ratio of earnings to fixed charges	5.1	6.0		5.4	9.1	9.9	(A )	(B )	N/A

(A)	Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $81.6 to achieve a coverage ratio of 1:1.

(B)	Due to the registrant’s loss in 2005, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $79.6 to achieve a coverage ratio of 1:1.